恒生銀行
HANG SENG BANK
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RECEIVED
2007 JUN 15 A 6:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 070327

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

12 June 2007

07024513

082-01747

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We would like to inform that Mr Michael Roger Pearson Smith has tendered his resignation as Chairman and non-executive Director of the Bank with effect from the close of business on 15 June 2007.

In this connection, we enclose herewith the announcement to be published in newspapers on 13 June 2007 for your information.

Yours faithfully

C C Li
Company Secretary

Encl

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

(Stock code: 11)

RESIGNATION OF NON-EXECUTIVE CHAIRMAN

Mr Michael Roger Pearson Smith has resigned as Chairman and a non-executive Director of Hang Seng Bank Limited with effect from the close of business on 15 June 2007.

Hang Seng Bank Limited (the "Bank") announces that Mr Michael Roger Pearson Smith ("Mr Smith") has resigned as Chairman and a non-executive Director of the Bank with effect from the close of business on 15 June 2007. He will take up a new position with another financial institution.

Mr Smith has also resigned as President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, and as Chairman of HSBC Bank Malaysia Berhad.

The Directors of the Bank would like to express their gratitude to Mr Smith for his valuable contributions to the Bank.

Mr Smith has confirmed that he has no disagreement with the Board and is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Bank.

As at the date hereof, the Board of Directors of the Bank comprises Mr Michael R P Smith# (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

\# *Non-executive Director*
* *Independent non-executive Director*

By Order of the Board
C C Li
Secretary

Hong Kong, 12 June 2007

END